Exhibit 99.1

China Yuchai International Announces 114.8% Increase in

Unaudited 2017 Third Quarter Earnings Per Share

SINGAPORE, November 13, 2017 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the third quarter and nine months ended September 30, 2017. The financial information presented herein for the third quarter of 2017 and 2016 is reported using International Financial Reporting Standards as issued by the International Accounting Standards Board.

Financial Highlights for the Third Quarter of 2017

•	Net revenue was RMB 3.8 billion (US$ 570.9 million) compared with RMB 2.9 billion in the third quarter of 2016;

•	Gross profit was RMB 761.2 million (US$ 114.7 million), with a gross margin of 20.1%, compared with RMB 630.7 million and a gross margin of 21.9% in the third quarter of 2016;

•	Operating profit was RMB 297.9 million (US$ 44.9 million) compared with RMB 161.1 million in the third quarter of 2016;

•	Net earnings attributable to China Yuchai’s shareholders increased to RMB 165.6 million (US$ 25.0 million) from RMB 76.8 million in the third quarter of 2016;

•	Earnings per share were RMB 4.06 (US$ 0.61) compared with RMB 1.89 in the third quarter of 2016, an increase of 114.8%;

•	Total number of engines sold was 82,839 units compared with 66,013 units in the third quarter of 2016.

The net revenue for the third quarter of 2017 increased by 31.3% to RMB 3.8 billion (US$ 570.9 million) from RMB 2.9 billion for the same quarter last year.

The total number of engines sold by GYMCL during the third quarter of 2017 was 82,839 units, compared with 66,013 units for the same quarter last year, an increase of 25.5%. Sales reflected the industry trend with higher engine sales to the truck segment and lower engine sales to the bus segment compared with the same quarter last year. Sales to the off-road engine market increased in the third quarter of 2017 with higher sales in the power generation, industrial and agriculture sectors compared with the same quarter last year.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”), in the third quarter of 2017, sales of commercial vehicles (excluding gasoline–powered and electric vehicles) increased by 28.0% led by an increase of 31.8% in the truck segment and a rebound of 4.3% in the bus segment compared to the same quarter last year.

Gross profit increased by 20.7% to RMB 761.2 million (US$ 114.7 million) from RMB 630.7 million in the same quarter last year. Gross margin was 20.1% compared with 21.9% in the same quarter last year. The decrease was mainly attributable to higher materials costs during the quarter.

Other operating income was RMB 50.6 million (US$ 7.6 million) compared with RMB 12.4 million in the same quarter last year. The increase was mainly due to higher interest income from bank deposits, higher foreign exchange revaluation gains and higher fair value gain on held for trading investment compared to the same quarter last year.

Research and development (“R&D”) expenses decreased to RMB 139.6 million (US$ 21.0 million) from RMB 161.4 million in the same quarter last year. Lower R&D expenses were mainly due to lower experimental costs and reduced consultancy costs. The ongoing R&D program is focused on new and existing engine products as well as continued initiatives to improve engine quality. As a percentage of revenue, R&D expenses decreased to 3.7% compared with 5.6% in the same quarter last year.

Selling, general & administrative (“SG&A”) expenses increased by 16.8% to RMB 374.4 million (US$ 56.4 million) from RMB 320.6 million in the same quarter last year. The increase was mainly due to staff severance costs, higher staff costs and higher freight charges recorded in the quarter. SG&A expenses represented 9.9% of revenue compared with 11.1% in the same quarter last year.

Operating profit increased by 84.9% to RMB 297.9 million (US$ 44.9 million) from RMB 161.1 million in the same quarter last year. The operating margin was 7.9% compared with 5.6% in the same quarter last year.

Finance costs were RMB 32.7 million (US$ 4.9 million) compared with RMB 18.5 million in the same quarter last year. Higher finance costs mainly resulted from higher borrowings. External borrowings increased to RMB 1.9 billion (US$ 290.6 million) from RMB 763.1 million in the same quarter last year.

For the quarter ended September 30, 2017, total net profit attributable to China Yuchai’s shareholders was RMB 165.6 million (US$ 25.0 million), or earnings per share of RMB 4.06 (US$ 0.61), compared with RMB 76.8 million, or earnings per share of RMB 1.89, in the same quarter last year.

Earnings per share in the third quarter of 2017 were based on a weighted average of 40,799,959 shares compared with 40,712,100 shares in the same quarter last year. In July 2017, a total of 99,790 new shares were issued to shareholders who elected to receive shares in lieu of a dividend in cash.

Financial Highlights for the Nine Months ended September 30, 2017

•	Net revenue was RMB 12.4 billion (US$ 1.9 billion) compared with RMB 9.9 billion a year ago;

•	Gross profit was RMB 2.4 billion (US$ 366.8 million), or a gross margin of 19.6%, compared with RMB 1.9 billion, or a gross margin of 19.6%, a year ago;

•	Operating profit was RMB 970.3 million (US$ 146.2 million) compared with RMB 587.9 million a year ago;

•	Earnings per share increased to RMB 13.40 (US$ 2.02) from RMB 7.28 a year ago;

•	Total number of engines sold was 293,487 units compared with 244,575 units a year ago.

For the nine months ended September 30, 2017, net revenue increased by 25.3% to RMB 12.4 billion (US$ 1.9 billion) from RMB 9.9 billion in the same period last year.

The total number of engines sold by GYMCL in the first nine months of 2017 was 293,487 units compared with 244,575 units in the same period last year, an increase of 20.0%. The increase was due to higher engine sales in the truck and off-road segments offsetting lower engine sales in the bus segment.

According to data reported by CAAM, in the nine months ended September 30, 2017, sales of commercial vehicles (excluding gasoline–powered and electric vehicles) increased by 23.9% led by an increase of 27.9% in the truck segment whereas sales in the bus segment decreased by 2.4%.

Gross profit was RMB 2.4 billion (US$ 366.8 million) compared with RMB 1.9 billion in the same period last year. The increase was mainly attributable to higher unit sales. Gross margin was 19.6% for the same period in 2016 and 2017.

Other operating income was RMB 138.8 million (US$ 20.9 million) compared with RMB 51.8 million in the same period last year. This increase was mainly due to higher interest income from bank deposits, higher foreign exchange revaluation gains, gains on disposal of property, plant and equipment, and higher fair value gain on held for trading investment in the first nine months of 2017. In the same period last year, the Company incurred losses on disposal of property, plant and equipment.

R&D expenses were RMB 377.2 million (US$ 56.8 million) compared with RMB 400.7 million in the same period last year. Lower R&D expenses were mainly due to lower experimental costs and a decrease in quality-related costs. The ongoing R&D program is focused on new and existing engine products as well as continued initiatives to improve engine quality. As a percentage of revenue, R&D spending was 3.0% in the first nine months of 2017 compared with 4.0% in the same period last year.

SG&A expenses increased to RMB 1.2 billion (US$ 184.7 million) from RMB 1.0 billion in the same period last year. This increase was mainly due to staff severance costs, higher staff costs and higher freight charges recorded in the nine months ended September 30, 2017. SG&A expenses represented 9.9% of revenue for the first nine months of 2017 compared with 10.2% in the same period last year.

Operating profit increased to RMB 970.3 million (US$ 146.2 million) from RMB 587.9 million in the same period last year. The increase was mainly due to higher unit sales. The operating margin was 7.8% in the first nine months of 2017 compared with 5.9% in the same period last year.

Finance costs were RMB 75.9 million (US$ 11.4 million) compared with RMB 68.4 million in the same period last year. Higher finance costs were mainly due to higher borrowings. External borrowings increased to RMB 1.9 billion (US$ 290.6 million) from RMB 763.1 million in the same period last year.

The Company’s share in the gains of joint ventures was RMB 10.7 million (US$ 1.6 million) compared with a loss of RMB 5.9 million in the same period last year. The increase was mainly attributable to the performance of Y & C Engine Co., Ltd.

For the nine months ended September 30, 2017, total net profit attributable to China Yuchai’s shareholders was RMB 546.1 million (US$ 82.3 million), or earnings per share of RMB 13.40 (US$ 2.02), compared with RMB 289.7 million, or earnings per share of RMB 7.28, in the same period last year.

Earnings per share in the nine months ended September 30, 2017 were based on a weighted average of 40,741,708 shares compared with 39,783,353 shares in the same period in 2016.

Balance Sheet Highlights as at September 30, 2017

•	Cash and bank balances were RMB 4.4 billion (US$ 667.0 million) compared with RMB 4.1 billion at the end of 2016;

•	Trade and bills receivables were RMB 9.5 billion (US$ 1.4 billion) compared with RMB 7.1 billion at the end of 2016;

•	Inventories were RMB 1.9 billion (US$ 281.3 million) compared with RMB 1.7 billion at the end of 2016;

•	Trade and bills payables were RMB 5.4 billion (US$ 815.3 million) compared with RMB 4.7 billion at the end of 2016;

•	Short-term and long-term borrowings were RMB 1.9 billion (US$ 290.6 million) compared with RMB 910.4 million at the end of 2016.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We are excited to report strong third quarter results. Our higher sales were mainly due to increased truck sales and greater penetration of the off-road market with gains in the power generation, industrial and agriculture engine sectors. We are focusing on developing more reliable and higher performance engines while we continue to expand our National VI engine portfolio as these technologically advanced products have enhanced our profitability.”

“Notwithstanding China’s policies to promote electric vehicles, diesel engines remain an integral part of the growth in transportation and off-road applications. In addition to our diesel engines, we witnessed increased sales of our natural gas engines in China. We will continue to focus on cash generation to further strengthen our balance sheet and to provide the resources for future growth,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.6369 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on September 30, 2017. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2017 or at any other date.

Unaudited Third Quarter 2017 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on November 13, 2017. The call will be hosted by Mr. Weng Ming HOH, President, and Dr. Thomas PHUNG, Chief Financial Officer, of China Yuchai. They will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialling +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 1170953 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2016, GYMCL sold 320,424 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made, and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Tel: +1-646-726-6511

Email: cyd@bluefocus.com

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